Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

July 29, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Hawks Acquisition Corp
Registration Statement on Form S-1
Confidentially Submitted on February 24, 2021

CIK No. 0001841144

Ladies and Gentlemen:

On behalf of our client, Hawks Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Draft Registration Statement on Form S-1, which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on February 24, 2021.

The Registration Statement reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter, dated March 19, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Public Stockholders’ Warrants, page 127

1.	Please revise here and in the last risk factor on page 54 to disclose whether the exclusive forum provision in your warrant agreement applies to Securities Act claims and, if so, how such claims will be treated under the provision.

Securities and Exchange Commission

July 28, 2021

Response to Comment

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 60 and 138 of the Registration Statement.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson

Brian M. Janson

cc:	Ryan J. Maierson, Esq.
Latham & Watkins LLP

Gregory P. Rodgers, Esq.
Latham & Watkins LLP

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